UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 78709 / August 29, 2016

ADMINISTRATIVE PROCEEDING
File No. 3-17374

In the Matter of **Dominion Minerals Corp.,** **Foxwedge, Inc.,** **Harrington Resources, Inc.,** **Juniper Acquisition Corporation, and** **Nexus Data Security Corp.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO DOMINION MINERALS CORP.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Dominion Minerals Corp. ("DMNM" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on August 10, 2016, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Dominion Minerals Corp. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   DMNM (CIK No. 1402747) is a Delaware corporation located in Old Bridge, New Jersey with a class of securities registered with the Commission under Exchange Act Section 12(g). As of August 5, 2016, the common stock of DMNM was not publicly quoted or traded.

      2.   DMNM has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it failed to file periodic reports with the Commission for the periods ended December 31, 2014, and March 31, June 30, and September 30, 2015.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked. [2]

For the Commission, by its Secretary, pursuant to delegated authority.

              Brent J. Fields
              Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

[2]This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.